

*Filed pursuant to Rule 497(a)*
*File No. 333-231940*
*Rule 482 ad*

FUNDRISE | Real Estate Interval Fund

***Editor's note:*** *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $5,833,500, and an affiliate of the Adviser, which invested roughly $641,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.*

# Industrial property in Atlanta, GA

The property is ideally located to potentially serve as a "last-mile" distribution facility, an asset class that we believe will continue to be crucial for many businesses.

We've acquired a 202,000 square foot distribution center in Atlanta, Georgia, for roughly $30.4 million. The property is located about 20 minutes from downtown Atlanta and within five minutes of both I-75 and I-285, while the Atlanta International Airport is less than ten minutes away.

As demand for more and faster delivery continues to grow, we believe that "last-mile" distribution facilities located close to major population centers will become increasingly important for retailers.

This acquisition was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $5.8 million, and the East Coast eREIT, which invested roughly $641,000. We also financed the acquisition with a senior loan of $24.6 million, and we have budgeted for other soft costs and fees, bringing our total projected commitment to roughly $31 million.

## Strategy

This investment follows a Core Plus strategy.

## Business plan

Completed in 2020, the building is well-suited for a variety of industrial applications, including as a last-mile distribution facility.  Like much of the rest of the Sunbelt, Atlanta has expanded at an exceptional pace over the last decade, with population growth roughly three times the national average. As the city grows, the businesses based there require efficient distribution systems, which are serviced by properties like this one.

A last-mile distribution center, also referred to as a terminal building or sorting center, acts as a handoff point to connect 18-wheeler trucks, which typically carry goods in bulk across longer distances, with the smaller vehicles that make the final leg of the journey to drop off packages at individual homes and businesses.

Currently, 100% of the property's space is leased to a freight company, with roughly four years left on their term. The tenant uses this facility to service some of Atlanta's largest businesses, including multiple Fortune 100 companies. While the current tenant is not specifically part of an e-commerce logistics and delivery infrastructure, the property's excellent position could make it highly attractive to businesses who service the e-commerce space in the future. As we expect consumers' demand for and reliance upon e-commerce to steadily grow in the coming years, we expect that potential function of the property will also help drive its growth.

We plan to hold and manage the property over the long term, re-leasing the space as necessary when the current lease expires, with the goal or earning regular rental income and then eventually selling the property at a profit.

## Why we invested

- **Prime location:** Just 20 minutes from downtown Atlanta and within five minutes of two major highways, the property is well-positioned to serve as a distribution center for businesses across the metropolitan area.

- **Healthy local economy:** Between 2010 and 2019, the Atlanta area's population grew nearly three times faster than the national average, according to the U.S. Census. As the area continues to grow, so does the need for efficient distribution of freight and goods, making well-positioned industrial properties especially valuable.

- **High-demand property type:** In order to efficiently distribute goods across major metropolitan areas, companies ranging from online grocery delivery to e-commerce retailers need space in highly specific locations with access to regional transportation. In major cities, like Atlanta, there is a limited supply of industrial sites that meet those requirements, increasing the potential value of properties like this one.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

## About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com



***Editor's note:*** *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $22,050,000, and an affiliate of the Adviser, which invested roughly $2,450,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.*



NEW ACQUISITION
Industrial property near Phoenix, AZ
We've purchased a 110,000 square foot industrial building in Tempe, AZ, near Phoenix, for roughly $24.5 million.
910
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INDUSTRIAL, E-COMMERCE

$24.5 MILLION INVESTMENT

110,000 SQUARE FEET

15 MILES FROM DOWNTOWN PHOENIX

70% OCCUPIED AT TIME OF ACQUISITION
With a new tenant to take 100% occupancy
following improvement construction

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Our Value Add strategy focuses primarily on acquiring existing properties below replacement cost and investing capital to increase their competitiveness.



→ **Risk-return profile:**
Moderate to high

→ **Expected timing / delay of returns:**
Several months to a year

→ **Expected source of returns:**
Growth with some income

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While the property was 70% occupied at the time of our acquisition, we have an agreement with Saltbox — a company with whom we've also partnered for the Fundrise eFund — in which they will take 100% occupancy of the space following tenant improvements.

Our goal is to hold the property over the long term with Saltbox as our tenant while earning regular rental income, and then eventually selling the property at a profit.

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Located in Tempe, AZ, the site is a short drive to downtown Phoenix and many other parts of the Phoenix area, thanks to its immediate proximity to highway I-10.

| - - - RADIUS | 3 MI. | 5 MI. |
| --- | --- | --- |
| Population | 125,218 | 297,539 |
| Avg. HH income | $80,237 | $78,689 |

Data from Costar.com



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With a growth rate of 11.2%, Phoenix grew faster than any other large American city over the past decade, according to the U.S. Census. We anticipate that growth will also drive an increase in e-commerce companies in the region, supporting continued demand for dynamic industrial options.



6 / 7





Stay tuned for more updates.
As always, if you have any
questions or feedback, please visit
our help center or reach out to us at
investments@fundrise.com.

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# About the Fund

Pursuant to Rule 30e-1 under the Investment Company Act of 1940, please click here or see the "Literature" section of fundriseintervalfund.com for the Fund's Annual Report.

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Copyright © 2022 Fundrise Real Estate Interval Fund.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com

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